SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 8 TO

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                                  METALINK LTD.
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                                (Name of Issuer)

                 Ordinary A Shares, par value NIS 0.10 par share
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                         (Title of Class of Securities)

                                  M 69897 10 2
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                                 (CUSIP Number)

                                  Uzi Rozenberg
                                c/o Metalink Ltd.
                               Yakum Business Park
                               Yakum 60972, Israel
                                 972-9-960-5388
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 9, 2007
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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CUSIP No. M 69897 10 2                 13D                     Page 2 of 4
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1    NAME OF REPORTING PERSON:              UZI ROZENBERG
     I.R.S. IDENTIFICATION NO.              N/A
     OF ABOVE PERSON (ENTITIES ONLY):
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (A)  [_]
     (B)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS:
     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e):         [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     ISRAEL
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                   7    SOLE VOTING POWER:
                        4,775,348
  NUMBER OF        -------------------------------------------------------------
    SHARES         8    SHARED VOTING POWER:
 BENEFICIALLY           0
   OWNED BY        -------------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER:
  REPORTING             4,775,348
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     4,775,348
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     20.4%*
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14   TYPE OF REPORTING PERSON:
     IN
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* Based on 23,376,532 Ordinary Shares issued and outstanding.


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


ITEM 1. SECURITY AND ISSUER.

     This Amendment No.8 amends and supplements the Schedule 13D filed by Uzi Rozenberg (the "Reporting Person") with the Securities and Exchange Commission (the "Commission) on March 7, 2002 (as amended on November 6, 2002, December 5, 2002, February 12, 2003, March 3, 2003, October 16, 2003, February 8, 2005 and
March 28, 2007, the "Schedule 13D") in respect of ordinary A shares, par value NIS 0.10 per share (the "Ordinary Shares"), of Metalink Ltd., an Israeli company (the "Issuer").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The response of the Reporting Person to Rows (11) through (13) of page 2 of this statement on Schedule 13D is incorporated herein by reference.

     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of page 2 of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

     Except as set forth in this Item 5, the Reporting Person has not had any other transaction in the Ordinary Shares that were effected during the past sixty days that has not previously been reported.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On August 6, 2007 the Issuer entered into a purchase agreement with certain purchasers named therein (the "Purchase Agreement") for the private placement of ordinary shares and warrants to purchase ordinary shares upon the terms and subject to the conditions therein set forth (the "Private Placement").

     In connection with the Private Placement, the Reporting Person executed a lock-up letter (the "Lock-Up Letter") under which the Reporting Person agrees to refrain from selling, offering to sell, transferring, entering into a swap agreement or otherwise disposing of his shares for a period of 60 days following the closing of the Private Placement (the "Lock-Up Period"), provided, however, that in the event that the registration statement on Form F-3 to be filed in connection with the Private Placement is not declared effective by the Commission on or before the end of the Lock-Up Period, the Lock-Up Period shall be extended an additional 30 days from the date on which such registration statement is declared effective by the Commission, but in any event, the Lock-Up Period will not exceed 180 days from the first closing of the Private Placement.

     Copies of the Purchase Agreement and Lock-Up Letter are included as Exhibit 1 and Exhibit 2 hereto and the description thereof contained herein is qualified in its entirety by reference to Exhibits 1 and Exhibit 2, which are incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 1. The Purchase Agreement dated August 6, 2007, incorporated by reference as Exhibit 99.2 to the Company's report on Form 6-K dated August 6, 2007.

     Exhibit 2. Form of Lock -Up Letter.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2007

                                                     /s/ Uzi Rozenberg
                                                     -----------------
                                                     Uzi Rozenberg

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